Exhibit 99.1

MOUNTAIN PROVINCE DIAMONDS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JUNE 30, 2009

The following management’s discussion and analysis (“MD&A”) of the operating results and financial position of Mountain Province Diamonds Inc. (“the Company” or “Mountain Province” or “MPV”) is prepared as at August 14, 2009, and should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto for the three months ended June 30, 2009 as well as the audited consolidated financial statements and the notes thereto of the Company for the year ended March 31, 2009. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form on Form 20-F filed on SEDAR at www.sedar.com and on the Company’s website at www.mountainprovince.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding the Company’s mineral projects has been reviewed by Carl Verley, a Director of the Company and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

OVERALL PERFORMANCE

Mountain Province Diamonds Inc. is a Canadian resource company in the process of permitting and developing a diamond deposit (the “Gahcho Kué Project” or the “Project”) located in the Northwest Territories (“NWT”) of Canada.  The Company’s primary asset is its 49% interest in the Gahcho Kué Project.  The Company entered into a letter of agreement with De Beers Canada Exploration Inc. (“De Beers Canada”) in 1997, subsequently continued under and pursuant to an agreement concluded in 2002, in which De Beers Canada had agreed to carry all costs incurred by the Project, and had undertaken to support the proper and timely exploration and development of the Gahcho Kué Project.

Once a desktop study showed that an internal rate of return of 15% could be achieved, De Beers Canada was to proceed with a definitive feasibility study.  If they did not proceed with the definitive feasibility study, De Beers Canada’s interest would be reduced to a 30% participating interest. If called upon to fully fund the definitive feasibility study, De Beers Canada’s interest in the Project would have increased to 55% on completion of the study.  If called upon to fully fund the capital for construction of a mine, De Beers Canada’s interest in the Project would have increased to 60% on the commencement of commercial production.

Key decisions were made by vote (via a Management Committee consisting of two members each from De Beers Canada (such members representing 51% of the vote) and the Company (such members representing 49% of the vote)).

Under the agreement with De Beers Canada in effect at June 30, 2009, the Company was not responsible for funding the Project and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

Under the agreement with De Beers Canada in effect at June 30, 2009, the Company was not responsible for funding the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project is built, in production, and generating net cash flows.

On July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.   Under the 2009 Agreement:
1.
The Participants’ continuing interests in the Gahcho Kué Project will be Mountain Province 49% and De Beers Canada 51%, with Mountain Province’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants;

2.	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
3.	Each Participant will contribute their proportionate share to the future project development costs;
4.	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
5.	The Participants have agreed that the sunk historic costs to the period ending on December 31, 2008 will be reduced and limited to $120 million;
6.
Mountain Province will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120 million) in settlement of the Company’s share of the agreed historic sunk costs on the following schedule:

•	$200,000 on execution of the 2009 Agreement (Mountain Province’s contribution to the 2009 Joint Venture expenses to date of execution of the 2009 Agreement) (paid August 2009);
•	Up to $5.1 million in respect of De Beers Canada’s share of the costs of a feasibility study to be commissioned as soon as possible;
•	$10 million upon the earlier of the completion of a feasibility study with a 15% IRR and/or a decision to build;
•	$10 million following the issuance of the construction and operating permits;
•	$10 million following the commencement of commercial production; and
•	The balance within 18 months following commencement of commercial production;

Mountain Province has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the repayments described above.

Execution of the 2009 Agreement brings to an end the strategic review announced by Mountain Province on June 4, 2008. During the strategic review, Mountain Province explored a number of value-enhancing alternatives and concluded that the interests of Mountain Province shareholders would be best served by entering into the 2009 Agreement.

The Company, in conjunction with De Beers Canada, is conducting preliminary technical studies on the Gahcho Kué Project, but has not yet determined whether these properties contain mineral reserves that are economically recoverable. The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Gahcho Kué Project to complete the successful design, permitting, construction and future profitable production. Failure to achieve the above will require the Company to write-off costs capitalized to date.

Gahcho Kué Project

The Gahcho Kué Project is located within the District of MacKenzie in the Northwest Territories.  The Project covers approximately 10,353 acres, and encompasses four mining leases (numbers 4341, 4199, 4200, and 4201) held in trust for the Project owners by the Operator, De Beers Canada.  The Project hosts three primary kimberlite bodies - Hearne, Tuzo, and 5034 which is further delineated into 5034 North, South, Centre, East and West.  The three kimberlite bodies are within two kilometres of each other.

Project Technical Study

An in-depth technical study of the Hearne, Tuzo, and 5034 kimberlite bodies was undertaken by the Gahcho Kué Project in 2003 with the final results of the study presented to the Company in June 2005.  Based on the results of the 2005 study, the Project was advanced to permitting and advanced exploration stages.  Applications for construction and operating permits were submitted in November 2005.

A review of the 2005 technical study was initiated during the second half of 2006 with a view to reducing the projected capital and operating costs. Work on the updated technical study review continued through 2007 and 2008. On December 16, 2008, it was reported that the Gahcho Kué Project received a proposal from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gaucho Kué Project.  The proposal is currently under consideration.

Advanced Exploration

On July 16, 2008, in a news release titled “Mountain Province Diamonds Reports Results of the 5034 North Lobe Large Diameter Core Program”, the Company announced the results of the 5034 North Lobe large-diameter core drilling program conducted during the summer of 2007.  The drill program recovered approximately 36.7 tonnes of kimberlite, and sample processing took place at De Beers’ Grande Prairie facility with diamond recovery carried out at De Beers’ GEMDL facility in Johannesburg.  The program was designed to collect approximately 100 carats from the North Lobe to support the macro diamond size distribution inferred from earlier micro-diamond sampling.  Selected sections of the recovered drill core were crushed to -6mm and screened at a nominal bottom cut-off of 1.0 mm, resulting in the first macro-diamonds recovered from the 5034 North Lobe.  Approximately 80 carats were recovered at a nominal 1.5 mm cut-off, and 102 carats at a 1.0 mm nominal cut-off.  The results at a 1.00 mm nominal cut-off are presented in Table 1 below.

Table 1
2007 5034 North Lobe Core Drilling Data

KIMBERLITE PIPE	DRILL HOLE	CARATS +1.03 mm	KIMBERLITE MASS (kg)	DIAMOND COUNT +1.03 mm	GRADE (carats per tonne)(1)
5034 North Lobe	MPV-07-310C	8.695	7,236	136	1.20
5034 North Lobe	MPV-07-311C	25.19	12,773	412	1.97
5034 North Lobe	MPV-07-312C	21.995	7,047	255	3.12
5034 North Lobe	MPV-07-313C	22.50	10,789	345	2.09
5034 North Lobe	MPV-07-314C	23.87	6,773	274	3.52
SUMMARY		102.250	44,618	1,422	2.29
(1) Grade presented for illustrative purposes only.

On December 17, 2007, the Company announced that the 2008 Tuzo large-diameter drilling bulk sampling program had commenced.  The program used two 24-inch drill rigs to drill a total of nine large-diameter holes to recover a diamond parcel of approximately 1,500 carats.  Seven of the holes were drilled to depths of approximately 100 metres and the remaining two holes were drilled to depths of approximately 300 metres.

On July 2, 2008, the Company announced that a 25.13 carat gem quality diamond of excellent shape and clarity and good colour had been recovered from the Tuzo large-diameter bulk sample which had been independently valued at approximately $17,500 per carat, putting the diamond value at approximately $440,000.  The Company also announced that past years’ exploration at Gahcho Kué recovered several other large diamonds of gem quality, including 9.9, 7.0, 6.6 and 5.9 carat diamonds from the 5034 kimberlite, and 8.7, 6.4 and 4.9 carat diamonds from the Hearne kimberlite.

On August 6, 2008, in a news release titled “Mountain Province Diamonds Reports Preliminary Results from the Tuzo Large Diameter Bulk Sampling Program”, the Company announced preliminary results from eight of the nine holes, and the final results from all nine holes are included in Table 2 below.  Including the 25.13 carat gem quality diamond recovered, a total of 20,968 diamonds were recovered from 923 tonnes of kimberlite resulting in an average grade (provided for illustrative purposes only) of 1.86 carats per tonne.  The Project Operator, De Beers, advised that the carats recovered, combined with approximately 600 carats recovered in prior years’ exploration, were sufficient to develop a diamond revenue model for the Tuzo kimberlite pipe.

Table 2
2008 Tuzo Large Diameter Drilling Data

KIMBERLITE PIPE	DRILL HOLE	DEPTH (from - to) (metres)	KIMBERLITE MASS (tonnes)	CARATS +1.5mm	DIAMOND COUNT +1.5mm	GRADE* (carats per tonne)
Tuzo	MPV-08-315L	17.0 - 133.6	81.8	261.2	3,344	3.20
Tuzo	MPV-08-316L	16.5 - 122.5	72.2	248.9	3,654	3.45
Tuzo	MPV-08-317L	17.0 - 126.5	74.6	268.8	2,806	3.61
Tuzo	MPV-08-318L	11.0 - 103.3	67.2	84.6	1,157	1.26
Tuzo	MPV-08-319L	22.1 - 286.7	207.5	170.1	2,075	0.82
Tuzo	MPV-08-320L	15.0 - 97.8	59.1	79.6	913	1.35
Tuzo	MPV-08-321L	15.5 - 113.0	68.9	149.5	1,768	2.17
Tuzo	MPV-08-322L	16.0 - 102.6	60.4	110.5	1,388	1.83
Tuzo	MPV-08-323L	17.0 - 125.2	86.6	211.5	2,318	2.44
Tuzo	MPV-08-323L (Deep)	125.2 - 305	144.8	128.6	1,545	0.89
SUMMARY			923.0	1,713.2	20,968	1.86
*Grade presented for illustrative purposes only.

On December 16, 2008, the Company announced that following completion of the 2008 Tuzo bulk sampling program, resource drilling at the Gahcho Kué Project had concluded, that attention would turn to completion of updated geology and resource models, and that accordingly the Gahcho Kué Project had retained AMEC Americas Limited (“AMEC”) to produce a NI 43-101 Technical Report updating the Gahcho Kué geology and resource models which would be in a form that the Company could release and file publicly (see “Updated Resource Estimate - April 2009” below).

Independent Diamond Valuation

On November 17, 2008, the Company announced the results of an independent diamond valuation for the Gahcho Kué Project which was undertaken by WWW International Diamond Consultants Ltd. (“WWW”) at the London offices of the Diamond Trading Company on September 22 and 23, 2008.  Subsequent to the valuation, WWW revised its Price Book and all diamond values presented below are based on the WWW Price Book as at October 13, 2008.

Table 3 below reflects the actual price per carat for the parcel of 8,195.17 carats of diamonds recovered from the Gahcho Kué Project.

Table 3
Actual Price (US$/carat)

Kimberlite	Carats	US$/carat	Dollars
5034	3,133.02	122	381,080
Tuzo	2,155.70	252	542,431
Hearne	2,906.45	62	179,032
Total	8,195.17	135	1,102,543

Table 4 below presents models of the average price per carat (US$/carat) for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kué.

Table 4
Models of Average Price (US$/carat)

Kimberlite	Model Price ($/carat)	Minimum Price ($/carat)	High Price ($/carat)
5034 NE Lobe	120	108	145
5034 Centre	112	102	133
5034 West	124	112	149
Tuzo Other	88	80	107
Tuzo TK TK1	102	91	126
Tuzo TK	70	64	83
Hearne	73	67	86
 (+1.50mm bottom cut-off)

In their report to Mountain Province, WWW stated: “The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs [Average Prices] will certainly be towards the “high” values [highlighted in the right column of Table 4 above]”.

Updated Resource Estimate - April 2009

The updated resource estimate prepared by AMEC was announced by the Company on May 26, 2009 in a press release titled “Mountain Province Diamonds Announces Updated Mineral Resource Estimate for Gahcho Kué Diamond Project”.  In the press release, the Company reported that the NI 43-101 compliant technical report prepared by AMEC describes an updated mineral resource estimate on the Gahcho Kué diamond project that incorporates information from geological and diamond revenue data updates completed since the previous Technical Report of 2003.  The updated resource estimate is summarized as follows in Table 5:

Table 5
Gahcho Kué 2009 Mineral Resource Summary
(Effective Date April 20, 2009)

Pipe	Resource Classification	Volume (Mm3)	Tonnes (Mt)	Carats (Mct)	Grade (cpht)
5034	Indicated Inferred	5.1 0.3	12.7 0.8	23.9 1.2	188 150
Hearne	Indicated Inferred	2.3 0.7	5.3 1.6	11.9 2.9	223 180
Tuzo	Indicated Inferred	5.1 1.5	12.2 3.5	14.8 6.2	121 175
Summary	Indicated Inferred	12.4 2.5	30.2 6.0	50.5 10.3	167 173

Notes:
1) Mineral Resources are reported at a bottom cut-off of 1.0 mm; cpht = carats per hundred tonnes
2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability
3) Volume, tonnes, and carats are rounded to the nearest 100,000
4) Tuzo volumes and tonnes exclude 0.6 Mt of a granite raft
5) Diamond price assumptions used to assess reasonable prospects of economic extraction reflect mid-2008 price books with a 20% increase factor. The prices assumed, on a per pipe basis (in US$), equate to $113/ct for 5034, $76/ct for Hearne and $70/ct for Tuzo.

The Company further announced that AMEC, in their NI 43-101 report, confirmed that the scientific and technical data on the Gahcho Kué Project is now of sufficient quality and level of detail to support a feasibility study.  The proposal for a feasibility study is currently under consideration by the Company and De Beers Canada.

The Company announced that industry-standard techniques were used to ensure appropriate calculation and reporting of the diamond resources at a +1 mm lower cut-off. The mineral resources were adjusted for the expected main treatment plant response by reducing recoveries in the lower size classes. AMEC had access to two sources of diamond valuations - one from WWW International Diamond Consultants (WWW), which is independent, and one from the Diamond Trading Company (DTC), which is associated with the Gahcho Kué Project Operator, De Beers.  AMEC relied on both valuations.

To assess reasonable prospects for economic extraction to support declaration of a mineral resource, diamond valuations from WWW and DTC were analysed, and average mid-2008 pricing, with a 20% increase, was applied to the resource blocks.  It is common practice in the industry to assume a higher long-term commodity price when determining a cut-off grade for mineral resources than the long-term commodity price used for mineral reserves or financial analysis.  Average diamond pricing was only used to assess reasonable prospects of economic extraction to support declaration of mineral resources.

All of the indicated mineral resources and a significant portion of the inferred resources were shown to have reasonable prospects of economic extraction through open-pit mining.  The inferred resources of the Hearne pipe material lying outside of the resource pit shell was, at least conceptually, shown to have reasonable prospects of economic extraction using underground mining methods.  All the Gahcho Kué kimberlites remain open to depth.

A copy of the full AMEC technical report is available on SEDAR, and on the Company’s website at www.mountainprovince.com.

Permitting

In November 2005, De Beers Canada, as operator of the Gahcho Kué Project, applied to the Mackenzie Valley Land and Water Board for a Land Use Permit and Water License to undertake the development of the Gahcho Kué diamond mine.  On December 22, 2005, Environment Canada referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”), which commenced an Environmental Assessment ("EA").  On June 12, 2006, the MVEIRB ordered that an Environment Impact Review (“EIR”) of the applications should be conducted.

In July 2006, De Beers Canada filed an application for a judicial review of the referral.  De Beers Canada brought the application for judicial review of the MVEIRB decision to the Supreme Court of the NWT.  On April 2, 2007, the Supreme Court of the Northwest Territories dismissed De Beers Canada’s application and upheld the decision by the MVEIRB.

Following the decision of the Supreme Court of the NWT, the MVEIRB commenced the EIR.  The MVEIRB published draft Terms of Reference and a draft Work Plan for the Gahcho Kué Project in June 2007, and called for comments from interested parties by July 11, 2007.  The EIR is designed to identify all of the key environmental issues that will be impacted by the development of the Gahcho Kué diamond mine and to facilitate participation by key stakeholders in addressing these issues.  The draft Work Plan anticipated that the EIR of the Gahcho Kué Project will be completed by mid-2009, although the MVEIRB emphasized that the dates reported are target dates only, and the schedule is subject to change.  On June 14, 2007, the Company announced its attendance at the first of two work plan meetings in Yellowknife on June 11, 2007, conducted by the MVEIRB, where an overview of the draft Terms of Reference for the Environmental Impact Study and draft Work Plan for the EIR were discussed.  The impact of the EIR on the project’s development schedule is not yet known.

On December 17, 2007, the Company announced that the MVEIRB published the final terms of reference for the Gahcho Kué Environment Impact Statement (“EIS”) on October 5, 2007.  On May 9, 2008, the Project Operator, De Beers, advised the MVEIRB that the filing of the EIS will be deferred to the fall 2008. In view of the proposed feasibility study, the results of which are expected to impact on the final project description, the Project Operator, De Beers Canada, has advised the Mackenzie Valley Environmental Impact Review Board that submission of the Gahcho Kué Environmental Impact Statement will be further deferred pending the completion of an updated project description.  No fixed date has been set for completion of the project description.

Other Exploration

In 2005, the Gahcho Kué Project retained four leases for the development of the Gahcho Kué Project; the Company has retained five leases for future exploration; and 21 leases were transferred to GGL Diamond Corp., an unrelated third party, in exchange for a 1.5 percent royalty.

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km, respectively, from the Gahcho Kué Project) were discovered in 1999-2000.  The Kelvin and Faraday bodies are small blows along a dyke system.  No further evaluation of the Kelvin and Faraday kimberlites has taken place since 2004.

RESULTS OF OPERATIONS

Summary of Quarterly Results

2010 Fiscal Year
First Quarter June 30, 2009
Interest income	$1,146
Expenses	(329,396)
Net (loss) before tax recovery	(328,250)
Net (loss) income after tax recovery	(328,250)
Net income (loss) per share (basic)	(0.01)
Cash flow used in operations	(249.195)
Cash and cash equivalents, end of period	181,900
Assets	65,557,225
Future income tax liabilities	5,686,567
Dividends	Nil

2009 Fiscal Year
	Fourth Quarter March 31, 2009	Third Quarter December 31, 2008	Second Quarter September 30, 2008	First Quarter June 30, 2008
Interest income	$2,755	$10,419	$9,698	$13,910
Expenses	(176,068)	(825,189)	(361,603)	(434,308)
Net (loss) before tax recovery	(173,313)	(814,770)	(351,905)	(420,398)
Net (loss) income after tax recovery	49,483	(814,770)	(351,905)	(420,398)
Net income (loss) per share (basic)	0.00	(0.01)	(0.01)	(0.01)
Cash flow used in operations	(212,157)	(86,988)	(557,725)	(285,020)
Cash and cash equivalents, end of period	65,410	18,122	33,886	127,178
Assets	65,559,505	65,750,069	65,958,444	66,596,055
Future income tax liabilities	5,686,567	5,909,363	5,909,363	5,909,363
Dividends	Nil	Nil	Nil	Nil

2008 Fiscal Year
	Fourth Quarter March 31, 2008	Third Quarter December 31, 2007	Second Quarter September 30, 2007	First Quarter June 30, 2007
Interest income	$13,754	$18,787	$25,986	$3,628
Expenses	(219,038)	(335,905)	(328,319)	(310,948)
Gain on sale of long-term investments	-	-	1,075,420	-
Net (loss) income before tax recovery	(205,284)	(317,118)	773,087	(307,320)
Net (loss) income after tax recovery	16,882	(317,118)	773,087	(307,320)
Net loss per share (basic)	0.00	(0.01)	0.01	(0.01)
Cash flow used in operations	(34,628)	(321,138)	(330,561)	(543,214)
Cash and cash equivalents, end of period	144,750	1,682,329	1,993,082	298,058
Assets	66,764,167	75,271,686	75,597,578	75,785,466
Future income tax liabilities	5,909,363	14,523,254	14,523,254	14,523,254
Dividends	Nil	Nil	Nil	Nil

Three Months Ended June 30, 2009

The Company’s net loss during the three months ended June 30, 2009 was $328.250 compared with a net loss of $420,398 for the three months ended June 30, 2008.

Operating expenses were $329,396 for the quarter compared to $434,308 for the comparative quarter of the prior year.  The decrease is attributed primarily to reduced administration costs for the quarter in consulting, regulatory fees, travel, and other administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital investments and administrative expenses, among other things.

The Company reported working capital of $66,262 at June 30, 2009 ($1,178,158 as at June 30, 2008), and cash and short-term investment of $243,982 ($1,328,464 at June 30, 2008).  The short-term investment is a guaranteed investment certificate held with a major Canadian financial institution, and the Company considers there to be no risk associated with the bank’s creditworthiness.

The Company had no long-term debt at either June 30, 2009 or June 30, 2008.  The Company does not currently incur any direct costs in connection with the Gahcho Kué Project as these costs are currently being funded by De Beers Canada without recourse to the Company.  (See “Overall Performance” section above).

Since the end of the Company’s quarter ended June 30, 2008, global economic conditions and financial markets have experienced significant weakness and volatility.  Until this period of weakness and unpredictability subsides, there is increased risk that the Company will be unable to obtain additional financing as needed.  In the meanwhile, the Company will continue to exercise prudent management of available and future capital.

The Company has incurred losses in the three months ended June 30, 2009 amounting to $328,250, incurred negative cash flows from operations of $249,195, and will be required to obtain additional sources of financing to complete its business plans going into the future.  With approximately $245,000 of cash and short-term investment at June 30, 2009, the Company had sufficient capital to finance its operations for approximately two months.

Subsequent to the quarter-end, on August 4, 2009, the Company announced that it had completed a non-brokered private placement.  An aggregate of 3,000,000 Units of the Company have been issued at a price of $1.50 per Unit for aggregate gross proceeds of $4.5 million. Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 for a period of 18 months.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

During the three months, the Company received $208,360 by issuing 165,365 shares upon the exercise of stock options.  During the three months ended June 30, 2008, the Company received $34,502 by issuing 61,500 shares upon the exercise of various stock options.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its interest in the Gahcho Kué Project for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the balance sheet for the Company’s interest in the Gahcho Kué Project represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  The Company’s assessment is that as at June 30, 2009, there has been no impairment in the carrying value of its mineral properties.

The Company expenses all stock-based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the following new accounting standards under Canadian GAAP for interim and annual financial statements effective April 1, 2009.

a)	Goodwill and Intangible Assets

For interim and annual financial statements relating to its fiscal year commencing April 1, 2009, the Company adopted new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  There is no impact of this accounting standard on the Company’s consolidated financial statements.

Future Accounting Policy Changes:

(b)  Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

For interim and annual financial statements relating to its fiscal year commencing April 1, 2011, the Company will be required to adopt new CICA Accounting Handbook Sections 1582, “Business Combinations” (replacing Section 1581 “Business Combinations”), Section 1601 “Consolidated Financial Statements”, and Section 1602 “Non-Controlling Interests”.

Section 1582, “Business Combinations”, establishes standards for the accounting of a business combination for which the acquisition date is after the Company’s fiscal year ended March 31, 2011.

Section 1601, “Consolidated Financial Statements”, with the new Section 1602, replaces the former Section 1600, “Consolidated Financial Statements”, and establishes standards for the preparation of consolidated financial statements.

Section 1602, “Non-Controlling Interests”, establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Like Section 1582, both Sections 1601 and 1602 apply to the Company’s interim and annual financial statements relating to the Company’s fiscal year commencing April 1, 2011.  Sections 1601 and 1602 permit early adoption.

The Company has not yet determined the effect if any that the adoption of these new standards will have on its consolidated financial statements.

(c)  International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP.  The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The convergence from Canadian GAAP to IFRS will be applicable for the Company for the first quarter of 2011 when the Company will prepare both the current and comparative financial information using IFRS.  The Company has begun assessing the adoption of IFRS for its year ended March 31, 2012, and the identification of the new standards and their impact on financial reporting.  At this time, the Company has not determined the impact of the transition to IFRS.

OTHER MANAGEMENT DISCUSSION AND ANALYSIS REQUIREMENTS

Risks
Mountain Province’s business of exploring, permitting and developing mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and investing in the Company’s common shares should be considered speculative.

Mountain Province’s business of exploring, permitting and developing mineral properties is subject to a variety of risks and uncertainties, including, without limitation:

•	risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
•
results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company's expectations;

•	mining exploration risks, including risks related to accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production;
•	the potential for delays in exploration activities or the completion of feasibility studies;
•	risks related to the inherent uncertainty of exploration and cost estimates and the potential for unexpected costs and expenses;
•	risks related to commodity price fluctuations;
•	the uncertainty of profitability based upon the Company's history of losses;
•	risks related to failure to obtain adequate financing on a timely basis and on acceptable terms, particularly given recent volatility in the global financial markets;
•	risks related to environmental regulation and liability;
•	political and regulatory risks associated with mining and exploration; and
•	other risks and uncertainties related to the Company's prospects, properties and business strategy.

As well, there can be no assurance that any further funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Contractual Obligations
The Company has consulting agreements with the President and CEO, Patrick Evans, and the Chief Financial Officer and Corporate Secretary, Jennifer Dawson, for their services in these capacities.

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company’s common shares are traded on the Toronto Stock Exchange (TSX) under the symbol MPV and on the American Stock Exchange under the symbol MDM.  On June 30, 2009, there were 60,097,746 shares issued and 1,134,635 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013.

As at August 14, 2009, there are 63,097,746 shares issued and 1,134,635 stock options outstanding expiring at various times between October 1, 2009 and November 23, 2013.  There are also 1,500,000 warrants outstanding with an exercise price of $2.00 per warrant, and which expire February 5, 2011, as a result of the Company’s private placement which closed on August 4, 2009.

There are an unlimited number of common shares without par value authorized to be issued by the Company.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended June 30, 2009 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTLOOK

During fiscal 2010, the Company plans to continue the development and permitting of the Gahcho Kué Project in conjunction with its partner, De Beers Canada.  Specifically, the Company and De Beers Canada are currently considering a proposal for a definitive feasibility study to be done for the Gahcho Kué Project.

SUBSEQUENT EVENTS

As described under “Overall Performance”, on July 3, 2009, the Company entered into a revised and restated joint venture agreement (the “2009 Agreement”) with De Beers Canada (jointly, the “Participants”) with respect to the Gahcho Kué Project that replaces the previous agreement (the “2002 Agreement”) entered into by the Participants.

Also, on August 4, 2009, the Company announced the conclusion of a non-brokered private placement of 3 million Units at a price of $1.50 per Unit, which raised proceeds of $4.5 million.

Each Unit is comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $2.00 within 18 months from closing - by February 5, 2011.

Net proceeds from the private placement will be used to support the development of the Gahcho Kué diamond project, and for general corporate purposes.

ADDITIONAL INFORMATION

Additional disclosures relating to the Company is available on the Internet at the SEDAR website at www.sedar.com, and on the Company’s website at www.mountainprovince.com.

FORWARD-LOOKING STATEMENTS

Some statements contained in this MD&A are forward-looking and reflect our expectations regarding the future performance, business prospects and opportunities of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect” and similar expressions.  Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward-looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements. The Company disclaims any obligation to update forward-looking statements.

On behalf of the Board of Directors,

“Patrick Evans”

Patrick Evans
President & CEO

August 14, 2009